COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

June 11, 2014

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Insurance Trust (the “Registrant”)

Variable Portfolio – Multi-Manager Diversified Income Fund

Variable Portfolio – Multi-Manager Interest Rate Adaptive Fund (each a “Fund”)

Post-Effective Amendment No. 54
File No. 033-14954/811-05199

Dear Mr. Cowan:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on May 16, 2014 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below.

In the Prospectuses for each Fund:

Comment 1:	In the Fees and Expenses of the Fund section, if there are acquired fund fees and expenses included in the Annual Fund Operating Expenses table, please include a footnote stating that the amount is estimated for the Fund’s current fiscal year.

Response:	The referenced disclosure will be revised accordingly.

Comment 2:	Confirm that the contractual commitment outlined in footnote (b) to the Annual Fund Operating Expenses table under the Fees and Expenses of the Fund section will be for at least one year from the effective date of the Fund’s registration statement.

Response:	So confirmed.

Comment 3:	In the Example, include the bracketed sentence only if a fee waiver will be in place for at least one full year, and include example expenses for 1 year and 3 years only since the funds are new.

Response:	The referenced disclosure will be revised accordingly.

Comment 4:	Please confirm that the derivatives disclosure in the principal investment strategies is consistent with the observations outlined in the Barry Miller letter titled Derivatives-Related Disclosures by Investment Companies.

Response:	So confirmed.

Comment 5:	In the Principal Risks section, explain why the policy noted within Confidential Information Access Risk is consistent with the investment manager’s fiduciary duty to the Fund and whether the Registrant’s board of trustees is aware of the policy.

Response:	The investment manager’s decision to avoid at times the receipt of material, non-public information (Confidential Information) about the issuers of floating rate loans being considered for acquisition by the Fund, or held in the Fund’s portfolio, is a trade-off between liquidity of the loan and access to Confidential Information. Access to Confidential Information could impact the investment manager’s ability to dispose of the position, which could harm the Fund and its shareholders. The Registrant’s board of trustees is aware of the Investment Manager’s policy in this regard.

Comment 6:	In the About Fund Shares and Transactions section, clarify whether the distribution and service fee stated for the fund is an annual fee.

Response:	The fee is an annual rate. The disclosure will be revised accordingly.

Comment 7:	In the Distribution and Taxes section, confirm whether the sentence regarding automatic reinvestment of distributions is relevant for a variable fund.

Response:	So confirmed.

Comment 8:	On the back page, please explain or revise the disclosure relating to “inactive textual references” in the following sentence: “The website references in this prospectus are intended to be inactive textual references and information contained in or otherwise accessible through the referenced websites does not form a part of this prospectus.”

Response:	This sentence will be revised to read:

The website references in this prospectus are inactive links and information contained in or otherwise accessible through the referenced websites does not form a part of this prospectus.

In the Statement of Additional Information

Comment 9:	In the Primer, please explain or revise the disclosure relating to “inactive” references in the following sentence: “For purposes of any electronic version of this SAI, all references to websites, or universal resource locators (URLs), are intended to be inactive and are not meant to incorporate the contents of any website into this SAI.”

Response:	This sentence will be revised to read:

For purposes of any electronic version of this SAI, all references to websites, or universal resource locators (URLs) are not meant to incorporate the contents of any such website or URL into this SAI.

Comment 10:	In the Fundamental Policies section, where noted “… to the extent permitted by the 1940 Act, the rules and regulations thereunder, or any applicable exemptive relief,” please include a brief description of the relevant 1940 Act implications.

Response:	The referenced disclosure will be revised accordingly.

Comment 11:	In the Fundamental Policies section, consider for purposes of the concentration policy E2 whether the funds-of-funds will consider the underlying fund policies.

Response:	The following sentence has been added to concentration policy E2:

The Fund will consider the concentration policies of any underlying funds in which it invests when evaluating compliance with its concentration policy.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Variable Insurance Trust

3